SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC.

(Exact Name of Registrants as Specified in Its Charter)

Florida	04-3691059
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1411 Edgewater Drive, Suite 100, Orlando, Florida 32804
(Address of Principal Executive Offices)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

     Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class
Name of Each Exchange	on Which Registered
None	None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

Common Shares, $.01 par value per share
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURES

Item 1. Description of Registrant’s Securities to be Registered

     The authorized capital stock of the Company consists of 10,000,000 shares of the Company common stock, par value $.01 per share (the “Company Common Stock”). As of the date of this Form 8-A, there were 3,256,888 shares of the Company Common Stock outstanding and held by approximately 700 shareholders of record. The Company Articles of Incorporation (the “Articles”) also authorize the Company to issue up to 3,000,000 shares of preferred stock, par value $.01 per share, none of which were issued or outstanding as of the date of this Form 8-A.

     The following discussion is a brief summary of certain rights relating to the Company Common Stock, as determined by the Articles and the Bylaws. The following discussion is not intended to be a complete description of such capital stock and is qualified in its entirety by reference to governing laws and the Articles and the Bylaws.

Common Stock

     Holders of shares of the Company Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of the Company Common Stock are entitled to one vote per share on all matters on which the holders are entitled to vote and do not have any cumulative rights. Holders of the Company Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of the Company, holders of the Company Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preferences of any outstanding shares of the Company preferred stock. The rights, preferences and privileges of holders of the Company Common Stock will be subject to any classes or series of the Company preferred stock that the Company may issue in the future.

Preferred Stock

     The Articles provide that the Board of Directors of the Company is authorized, without further action by the holders of the Company Common Stock, unless such action is required in a particular case by applicable laws or regulations, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the Company Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Certain Anti-takeover Effects of Certain Provisions of the Company Articles

     Authorized Capital Stock. The Company Board of Directors may authorize the issuance of additional shares of the Company Common Stock or preferred stock without further action by the Company shareholders, unless such action is required in a particular case by applicable laws or regulations. The authority to issue additional shares of the Company Common Stock or preferred stock provides the Company with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued shares of the Company Common Stock and preferred stock may be issued from time to time for any corporate purposes, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of the Company. In addition, the sale of a substantial number of shares of the Company Common Stock or the sale of preferred stock to persons who have an understanding with the Company concerning the voting of such shares, or the distribution or dividend of shares of the Company Common Stock or preferred stock (or the right to receive such shares) to the Company shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of the Company. Further, because the Company Board has the power to determine the voting, conversion or other rights of the Company preferred stock, the issuance of a series of preferred stock to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of the Company incumbent management. The Company does not currently have any plans or commitments for the Company to use its authority to effect any such issuance, but reserves the right to take any action that the Board of Directors deems to be in the best interests of the Company and its shareholders.

Florida Antitakeover Law

     Florida has enacted legislation that may deter or frustrate a takeover of a Florida corporation. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control-share acquisition” is an acquisition, directly or indirectly, by any person having ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control Shares” are shares which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (a) at least 20% but less than 331/3% of all voting power; (b) at least 331/3% but less than a majority of all voting power; or (c) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires approval by a majority of disinterested directors or two-thirds of shareholders in specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also permits the board of directors evaluating a tender offer or other business combination to consider all relevant factors including, without limitation, social, legal, economic or other effects on employees, customers, suppliers, and other constituencies, possible impact on the local community, and impact on the Florida and national economies.

Indemnification provisions

     Florida law authorizes a company to indemnify its directors and officers in certain instances against certain liabilities which they may incur by virtue of their relationship with the company. Further, a Florida company is authorized to provide further indemnification or advancement of expenses to any of its directors, officers, employees, or agents, except for acts or omissions which constitute:

•	a violation of the criminal law unless the individual had reasonable cause to believe it was lawful,

•	a transaction in which the individual derived an improper personal benefit,

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•	in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable related to payment of dividends or other distributions or repurchases of shares in violation of such Act, or

•	willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder.

     A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

     The Company’s Bylaws provide that the Company shall indemnify each of its directors and officers to the fullest extent permitted by law, and that the indemnity will include advances for expenses and costs incurred by such director or officer related to any action in regard to which indemnity is permitted. There is no assurance that the Company will maintain liability insurance for its directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 2. Exhibits

3.1	—	Articles of Incorporation of United Community Bankshares of Florida, Inc. *

3.2	—	Bylaws of United Community Bankshares of Florida, Inc. *

4.2	—	Specimen common share certificate of United Community Bankshares of Florida, Inc. *

*	Incorporated by reference to the corresponding exhibit number in the Company’s Form 10-QSB filed for the quarter ended March 31, 2003.

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SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2004

UNITED COMMUNITY BANKSHARES OF FLORIDA, INC.

	By:	/s/ David G. Powers

David G. Powers President and Chief Executive Officer

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